1-A/A

05055550

Mr. L. Scott Granneman
G'MANI CRUST, LLC
512 East Tiffin Street, Front
P.O. Box 388
Willard, OH 44890-0388
Phone: 419-935-3033
Fax: 419-935-3278

BEST AVAILABLE COPY

June 6, 2005

VIA FACSIMILE

U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, NW
Washington, DC 20549

RE: G'Mani Crust, LLC Regulation A Offering Statement – Filing No. 24-10114

To Whom It May Concern:

G'Mani Crust, LLC hereby adds the following Legend to the above-referenced Offering Statement:

> **This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.**

Sincerely yours,

G'MANI CRUST, LLC

L. Scott Granneman

PROCESSED
JUN 08 2005
THOMSON FINANCIAL

JR/mb

10251-212\129202.doc